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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING


                           SEC FILE NUMBER: 000-27467
                            CUSIP NUMBER: 26884K 10 1


(Check One): [ ] Form 10-K [ ] Form 11-K [ ] Form 20-F [X] Form 10-Q
[ ] Form N-SAR

For Period Ended: SEPTEMBER 30, 2007

[ ] Transition Report on Form 10-K

[ ] Transition Report on Form 20-F

[ ] Transition Report on Form 11-K

[ ] Transition Report on Form 10-Q

[ ] Transition Report on Form N-SAR

For the Transition Period Ended:

PART I -- REGISTRANT INFORMATION

                               ERF WIRELESS, INC.
                               ------------------
                             Full Name of Registrant


                           --------------------------
                            Former Name if Applicable

                      2911 SOUTH SHORE BOULEVARD, SUITE 100
                      -------------------------------------
            Address of Principal Executive Office (Street and Number)

                              LEAGUE CITY, TX 77573
                              ---------------------
                            City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

       (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

       (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following
[X] the prescribed due date or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

       (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


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PART III -- NARRATIVE

State below in reasonable detail why the Form 10-K, 11-K, 20-F 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

       THE COMPANY IS UNABLE TO FILE ITS QUARTERLY REPORT ON FORM 10-QSB FOR THE PERIOD ENDED SEPTEMBER 30, 2007, WITHIN THE PRESCRIBED TIME PERIOD DUE TO ITS DIFFICULTY IN FINALIZING REQUIRED FINANCIAL AND OTHER APPLICABLE DISCLOSURE REQUIREMENTS AND RELATED REVIEW BY INDEPENDENT ACCOUNTANTS WITHOUT UNREASONABLE EFFORT AND EXPENSE AS A RESULT OF RESOURCES AND ONGOING AUDIT SUPPORT APPLIED AGAINST TWO RECENTLY COMPLETED ACQUISITIONS THAT CLOSED IN OCTOBER 2007.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

              R. GREG SMITH                             (281) 538-2101
              -------------                             --------------
                  Name                         (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

[X] Yes [_] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[_] Yes [X] No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                               ERF WIRELESS, INC.
                               ------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  NOVEMBER 15, 2007

By:      /s/ H. Dean Cubley
         --------------------------------
         H. Dean Cubley, Chairman and CEO